Exhibit 99.2

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

In response to the current COVID-19 pandemic, West Fraser Timber Co. Ltd. will hold the Meeting in a virtual format via live webcast. All Shareholders are invited and encouraged to participate in the Meeting using the instructions set out in the accompanying management information circular (the “Circular”). The Company is committed to returning to in-person meetings as soon as it is practicable to do so.

The annual meeting (the “Meeting”) of shareholders (“Shareholders”) of West Fraser Timber Co. Ltd. (the “Company”) will be held on April 20, 2021 at 11:30 a.m. (Vancouver time). The Company is conducting the Meeting by virtual online format only. Registered Shareholders (as defined in the accompanying Circular) and duly appointed proxyholders can attend the Meeting online at https://web.lumiagm.com/409405832, password “westfraser2021” (case sensitive) where they can participate, vote, or submit questions during the Meeting’s live webcast, for the following purposes:

1.	to receive the consolidated financial statements of the Company for the financial years ended December 31, 2020 and 2019, together with the auditor’s report on them;

2.	to elect the Directors of the Company to hold office until the close of the next annual meeting of Shareholders;

3.	to appoint an auditor of the Company to serve until the close of the next annual meeting of Shareholders and to authorize the Directors to fix the auditor’s remuneration;

4.

to consider an advisory (non-binding) resolution on the Company’s approach to executive compensation, as more particularly set out in the section of the accompanying Circular entitled “Advisory Resolution on the Company’s Approach to Executive Compensation (Say on Pay)”;

5.	to consider any amendment to, or variation of, any matter identified in this notice of Meeting (the “Notice”); and

6.	to transact such other business as may properly come before the Meeting or any adjournment of it.

A copy of the annual report of the Company for the financial year ended December 31, 2020 (the “Annual Report”) will accompany this Notice for those Shareholders that had requested a copy of the Annual Report. The Annual Report can be found on our website (www.westfraser.com) and under the Company’s profiles on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com and EDGAR (Electronic Data Gathering, Analysis, and Retrieval system) at www.sec.gov/edgar.shtml. The Annual Report includes our consolidated financial statements and the auditor’s report thereon.

Shareholders registered at the close of business on March 2, 2021 will be entitled to receive this Notice and to vote at the Meeting.

INFORMATION ON NOTICE AND ACCESS

(You have not been sent a physical copy of the Circular.)

General Information

The Company has prepared this Notice, the Circular and a form of proxy relating to the Meeting, and the Circular contains details of the matters to be considered at the Meeting. This Notice has been prepared and mailed to you under the notice and access rules that came into effect on February 11, 2013 pursuant to applicable Canadian securities laws. Notice and access enables issuers to reduce the volume of materials that must be physically mailed to shareholders by posting the information circular and related materials on the Internet. Please call AST Trust Company (Canada) toll-free at 1-800-387-0825 if you have any questions about notice and access.

How to Access the Circular and Obtain a Physical Copy

The Circular and related materials are available under the Company’s profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml, and on the Company’s website at www.westfraser.com. Shareholders are reminded to review these online materials in connection with the Meeting and before voting. Shareholders may obtain a physical copy of the Circular by: (a) calling the Company’s transfer agent, AST Trust Company (Canada), toll free at 1-888-433-6443; or (b) emailing a request to AST Trust Company (Canada) at fulfilment@astfinancial.com. A request for a physical copy of the Circular should be sent sufficiently in advance so that it is received by the transfer agent by April 6, 2021, in order to allow sufficient time for the Shareholder to receive the physical copy of the Circular and return the form of proxy by its due date.

Forms of Proxy and Voting Instruction Forms (VIFs)

Registered Shareholders have received a form of proxy with this Notice. The deadline for submitting a form of proxy is 11:30 a.m. (Vancouver time) on April 16, 2021. Please complete, date and sign the form of proxy and deliver it before that deadline in accordance with the instructions set out in the form of proxy and in the Circular.

Non-registered Shareholders (as defined in the accompanying Circular) have received a voting instruction form with this Notice. The deadline for returning voting instruction forms is specified in the form itself. Voting instruction forms, whether provided by the Company or an intermediary, should be completed and returned in accordance with the specific instructions, and by the deadline specified, in the form. Please ensure you carefully follow the instructions set out in the voting instruction form, including those specifying where and when the form is to be returned.

Please review the Circular before completing your form of proxy or voting instruction form, as the Circular contains additional information about each matter to be voted on at the Meeting. The following guide will assist you in locating the relevant disclosure for each matter.

For disclosure about:	Refer to the following section in the Circular
• the election of Directors	“Information Regarding Nominees for Election as Directors”
• the appointment of the Company’s auditor	“Appointment of the Auditor”
• the approval of the Company’s approach to executive compensation	“Advisory Resolution on the Company’s Approach to Executive Compensation (Say on Pay)”

A Shareholder who is unable to attend the Meeting in person (by virtual means) and who wishes to ensure that such Shareholder’s shares are voted at the Meeting must complete, date and sign an acceptable form of proxy or voting instruction form and deliver it in accordance with the instructions set out in the enclosed form of proxy or voting instruction form and in the Circular.

DATED at Vancouver, B.C., March 8, 2021.

BY ORDER OF THE BOARD

Raymond Ferris

President and Chief Executive Officer